EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges

	Years ended December 31,
	2013	2012	2011	2010	2009
Excluding interest on deposits	2.41	2.60	2.42	2.27	2.09
Including interest on deposits	2.02	2.11	1.95	1.84	1.61

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

			Years ended December 31,
	2013	2012	2011	2010	2009
Income before income taxes	$178,940	$210,375	$195,217	$184,935	$165,406

Interest on deposits	$47,791	$57,556	$68,167	$74,924	$118,297
Borrowings and long-term debt	120,586	123,756	130,846	139,136	144,573
1/3 of net rental expense	6,631	7,949	7,061	7,046	6,596

Total fixed charges, including interest on deposits	$175,008	$189,261	$206,074	$221,106	$269,466

Total fixed charges, excluding interest on deposits	$127,217	$131,705	$137,907	$146,182	$151,169